                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 11-K



(Mark One)

[ X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended     February 1, 1997
                          ---------------------------------------

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _______________


Commission file number           1-11084
                       -------------------------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    KOHL'S CORPORATION EMPLOYEE SAVINGS PLAN


B.  Name of issuer of the securities held pursuant to the plan and the address
of its principal executive   office:

                               KOHL'S CORPORATION
                           N56 W17000 RIDGEWOOD DRIVE
                           MENOMONEE FALLS, WI 53051

                              REQUIRED INFORMATION
                              --------------------


1.  Not Applicable.

2.  Not Applicable

3.  Not Applicable

4. The Kohl's Corporation Employee Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


Exhibits
--------

24.  Consent of Independent Auditors

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                              Kohl's Corporation Employee Savings Plan


Date:  July 25, 1997          By: /s/ Arlene Meier
       -------------              --------------------------
                              Arlene Meier
                              Administrative Committee Member

                               Kohl's Corporation
                             Employee Savings Plan

                              Financial Statements
                           and Supplemental Schedules

                          Years ended February 1, 1997
                              and February 3, 1996



                                    CONTENTS

Report of Independent Auditors...................................   1

Financial Statements

Statements of Net Assets Available for Plan Benefits.............   2
Statements of Changes in Net Assets Available for Plan Benefits..   4
Notes to Financial Statements....................................   6

Supplemental Schedules

Line 27(a)--Schedule of Assets Held For Investment Purposes......  10
Line 27(d)--Schedule of Reportable Transactions..................  11

                           [LETTERHEAD APPEARS HERE]


                         Report of Independent Auditors

Plan Administrator
Kohl's Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Kohl's Corporation Employee Savings Plan (the Plan) as of February 1, 1997 and February 3, 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at February 1, 1997 and February 3, 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of February 1, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in material respects in relation to the basic financial statements taken as a whole.


                                                /s/ ERNST & YOUNG LLP

Milwaukee, Wisconsin

June 13, 1997
                                                                               1


      Ernst & Young LLP is a member of Ernst & Young International, Ltd.

                              Kohl's Corporation
                             Employee Savings Plan

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                              FEBRUARY 1, 1997
                            -----------------------------------------------------------------------------------
                                  Stock          Balance       Stable Income       Company
                                   Fund            Fund            Fund           Stock Fund         Total
                            -----------------------------------------------------------------------------------

Investments, at fair value:
 William Blair Growth Fund       $23,327,466     $        --      $        --       $      --       $23,327,466

 Masterworks Asset
  Allocation Fund                         --      12,343,681               --              --        12,343,681

 Employee Benefit GIC Fund                --              --        9,099,101              --         9,099,101

 Kohl's Corporation Common
  Stock                                   --              --               --        8,767,440        8,767,440

 Bank of America Short-Term
  Investment Fund                      8,295           2,526               --            7,040           17,861
                                  ----------      ----------       ----------        ---------       ----------
 Total investments                23,335,761      12,346,207        9,099,101        8,774,480       53,555,549

Receivables:
 Interest and dividends                  216             110                               229              555
 Company contribution                 85,471          43,078        2,481,386           35,694        2,645,629
 Participants' contribution          353,560         172,357          119,343          146,830          792,090
                                 -----------     -----------      -----------       ----------      -----------
Total receivables                    439,247         215,545        2,600,729          182,753        3,438,274
                                 -----------     -----------      -----------       ----------      -----------
Net assets available for
 plan benefits                   $23,775,008     $12,561,752      $11,699,830       $8,957,233      $56,993,823
                                 ===========     ===========      ===========       ==========      ===========


                                FEBRUARY 3, 1996
---------------------------------------------------------------------------------
    Stock          Balance       Stable Income      Company
     Fund            Fund            Fund          Stock Fund          Total
---------------------------------------------------------------------------------
$10,216,580         $       --       $       --       $       --      $10,216,580

         --          7,801,703               --               --        7,801,703

         --                 --        9,002,824               --        9,002,824

         --                 --               --        3,262,285        3,262,285

      2,509              4,459            1,544            4,168           12,680
-----------         ----------       ----------       ----------      -----------
 10,219,089          7,806,162        9,004,368        3,266,453       30,296,072


        --              19,018               --               --           19,018

     39,891             30,104           27,547           46,044          143,586

    167,172            122,831          106,745           64,509          461,257
-----------         ----------       ----------       ----------      -----------
    207,063            171,953          134,292          110,553          623,861
-----------         ----------       ----------       ----------      -----------
$10,426,152         $7,978,115       $9,138,660       $3,377,006      $30,919,933
===========         ==========       ==========       ==========      ===========



See accompanying notes.

                              KOHL'S CORPORATION
                             EMPLOYEE SAVINGS PLAN

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          Year ended February 1, 1997


                                                                        Stable
                                      Stock          Balance            Income          Company
                                      Fund             Fund              Fund         Stock Fund         Total
                                ------------------------------------------------------------------------------------
Additions:
 Net realized and unrealized
  appreciation in fair value of
  investments                       $ 1,680,371      $   196,218       $   545,981      $1,159,915       $ 3,582,485
  Interest and dividend income          872,595        1,053,833               854           4,987         1,932,269
                                    -----------      -----------       -----------      ----------       -----------
  Net investment income               2,552,966        1,250,051           546,835       1,164,902         5,514,754

 Contributions:
  Company                               644,329          409,732         2,775,035         244,888         4,073,984
  Participants                        2,876,866        1,756,582         1,360,033       1,198,167         7,191,648
  Rollovers                           5,217,418        2,440,848         2,073,569       1,913,564        11,645,399
                                    -----------      -----------       -----------      ----------       -----------
 Total contributions                  8,738,613        4,607,162         6,208,637       3,356,619        22,911,031
                                    -----------      -----------       -----------      ----------       -----------
Total additions                      11,291,579        5,857,213         6,755,472       4,521,521        28,425,785

Deductions:
 Benefit and withdrawal payments        740,306          524,150           838,968         206,303         2,309,727
 Other expenses                              --               --             7,988          34,180            42,168
                                    -----------      -----------       -----------      ----------       -----------
 Total deductions                        740,306         524,150           846,956         240,483         2,351,895

Transfers between funds               2,797,583         (749,426)       (3,347,346)      1,299,189                --
                                    -----------      -----------       -----------      ----------       -----------
Increase in net assets
 available for plan benefits         13,348,856        4,583,637         2,561,170       5,580,227        26,073,890

Net assets available for plan
 benefits at beginning of year       10,426,152        7,978,115         9,138,660       3,377,006        30,919,933
                                    -----------      -----------       -----------      ----------       -----------
Net assets available for plan
 benefits at end of year            $23,775,008      $12,561,752       $11,699,830      $8,957,233       $56,993,823
                                    ===========      ===========       ===========      ==========       ===========


See accompanying notes.

                              KOHL'S CORPORATION
                             EMPLOYEE SAVINGS PLAN

  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)

                          Year ended February 3, 1996


                                                                       Stable
                                      Stock          Balance           Income          Company
                                      Fund            Fund              Fund          Stock Fund         Total
                                ------------------------------------------------------------------------------------
Additions:
 Net realized and unrealized
  appreciation in fair value of
  investments                       $ 1,615,254       $1,273,579      $   554,021      $  716,591        $ 4,159,445
 Interest and dividend income           383,635          236,331              793           1,806            622,565
                                    -----------       ----------      -----------      ----------        -----------
 Net investment income                1,998,889        1,509,910          554,814         718,397          4,782,010

 Contributions:
  Company                               360,027          276,638          281,215         145,006          1,062,886
  Participants                        2,051,854        1,513,473        1,516,083         822,061          5,903,471
                                    -----------       ----------      -----------      ----------        -----------
 Total contributions                  2,411,881        1,790,111        1,797,298         967,067          6,966,357
                                    -----------       ----------      -----------      ----------        -----------
Total additions                       4,410,770        3,300,021        2,352,112       1,685,464         11,748,367

Deductions:
 Benefit and withdrawal payments
                                        304,904          242,551          920,376          86,727          1,554,558
 Other expenses                           2,571            1,109            1,933             256              5,869
                                    -----------       ----------      -----------      ----------        -----------
Total deductions                        307,475          243,660          922,309          86,983          1,560,427

Transfers between funds               2,092,232           78,450       (2,149,641)        (21,041)                --
                                    -----------       ----------      -----------      ----------        -----------
Increase (decrease) in net
 assets available for plan
 benefits                             6,195,527        3,134,811         (719,838)      1,577,440         10,187,940

Net assets available for plan
 benefits at beginning of year        4,230,625        4,843,304        9,858,498       1,799,566         20,731,993
                                    -----------       ----------      -----------      ----------        -----------
Net assets available for plan
 benefits at end of year            $10,426,152       $7,978,115      $ 9,138,660      $3,377,006        $30,919,933
                                    ===========       ==========      ===========      ==========        ===========


See accompanying notes.

                              KOHL'S CORPORATION
                             EMPLOYEE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                               February 1, 1997


1. DESCRIPTION OF PLAN

The Kohl's Corporation Employee Savings Plan (the Plan) is a defined contribution plan covering all employees of Kohl's Corporation (the Company) with greater than 750 hours of service in any calendar year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the "Savings Plan Handbook" for a description of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments in Kohl's Corporation common stock, the William Blair Growth Fund and the Masterworks Asset Allocation Fund are valued at fair value as established by quoted market prices. The Employee Benefit GIC Fund, and the Bank of America Short-Term Investment Fund are valued at fair value based on the redemption prices established by Bank of America Trust Company.

INVESTMENT OPTIONS

The Plan is intended to satisfy the requirements under Section 404(c) of the Employee Retirement Income Security Act of 1974 and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan's four investment alternatives quarterly.

CONTRIBUTIONS

Contributions from the Company are accrued for in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

EXPENSES

Expenses related to the administration of the Plan are paid by the Company.

                              KOHL'S CORPORATION
                             EMPLOYEE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PLAN YEAR

The Plan's fiscal year ends on the Saturday closest to January 31.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

3. CONTRIBUTIONS AND BENEFIT AND WITHDRAWAL PAYMENTS

Eligible participants may make voluntary tax-deferred contributions up to a total of 15% of their base compensation (as defined), subject to certain statutory limits. Participant contributions made with tax-deferred dollars under
Section 401(k) of the Internal Revenue Code are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan. The participant's contribution rate may be adjusted at the discretion of the plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits. The Company matching contribution is equal to 33 1/3% of each participant's contribution, up to a maximum of 2% of the participant's base compensation. Beginning in fiscal 1996, the Plan provided for additional Company contributions based on the discretion of the Company's Board of Directors.

All voluntary contributions made by a participant are fully vested. The Company's matching contribution is 100% vested after five years of credited service.

Eligible participants had the option to transfer amounts into the Plan from the Kohl's Corporation Employee Pension Plan which was terminated on April 12, 1996. During fiscal 1996, rollovers consisted of $10,781,662 from the Employee Pension Plan, and $863,737 from other sources.

Upon termination, the nonvested portion of any participant account is forfeited. Forfeitures are applied to reduce Company contributions.

                              KOHL'S CORPORATION
                             EMPLOYEE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


3. CONTRIBUTIONS AND BENEFIT AND WITHDRAWAL PAYMENTS (CONTINUED)

Retired participants' and total and permanently disabled participants' vested benefits are distributed, at the discretion of the participant, in a lump-sum payment or in periodic equal installments over a period not exceeding the lesser of ten years or the life expectancy of the participant. Terminated participants' and deceased participants' vested benefits are distributed in a lump-sum payment.

Participants may withdraw, at any time, upon substantial financial hardship (as defined), any portion of the balance in their account which is attributable to their voluntary tax-deferred contributions and earnings. Participants are prohibited from making contributions to the Plan for twelve months following receipt of a hardship withdrawal.

4. INVESTMENTS

Investments that represent 5 percent or more of the Plan's net assets are as follows:

                                                   FEBRUARY 1,   FEBRUARY 3,
                                                       1997          1996
                                                 ----------------------------
William Blair Growth Fund                           $23,327,466   $10,216,580
Masterworks Asset Allocation Fund                    12,343,681     7,801,703
Employee Benefit GIC Fund                             9,099,101     9,002,824
Kohl's Corporation Common Stock                       8,767,440     3,262,285

5. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                    FEBRUARY 1,   February 3,
                                                       1997           1996
                                                 -----------------------------

Net assets available for plan benefits per the
 financial statements                               $56,993,823    $30,919,933

Amounts allocated to withdrawn participants          (1,079,590)      (588,259)
                                                    -----------    -----------
Net assets available for plan benefits per the      $55,914,233    $30,331,674
 Form 5500                                          ===========    ===========

                              KOHL'S CORPORATION
                             EMPLOYEE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7. INCOME TAX STATUS

The Internal Revenue Service ruled (September 30, 1991) that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                            SUPPLEMENTAL SCHEDULES

                              KOHL'S CORPORATION
                             EMPLOYEE SAVINGS PLAN
                   EMPLOYER IDENTIFICATION NUMBER 13-3357362
                                PLAN NUMBER 002

          LINE 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               February 1, 1997

                                                   Number of                          Current
                 Description                     Shares/Units         Cost             Value
-------------------------------------------------------------------------------------------------
William Blair Growth Fund                             1,678,235      $20,273,583      $23,327,466
Masterworks Asset Allocation Fund                     1,017,616       11,047,614       12,343,681
Employee Benefit GIC Fund                               509,770        8,454,727        9,099,101
Kohl's Corporation Common Stock*                        225,529        6,957,363        8,767,440
Bank of America Short-Term Investment Fund*              17,861           17,861           17,861
                                                                     -----------      -----------
                                                                     $46,751,148      $53,555,549
                                                                     ===========      ===========

-----------
*represents a party-in-interest to the Plan.

                              KOHL'S CORPORATION
                             EMPLOYEE SAVINGS PLAN
                   EMPLOYER IDENTIFICATION NUMBER 13-3357362
                                PLAN NUMBER 002

                LINE 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS


                          Year ended February 1, 1997




                                                                                    Current Value
                                                                                     of Asset on
                                   SELLING          PURCHASE          COST OF        Transaction           NET
   DESCRIPTION OF ASSETS            PRICE            PRICE             ASSET            Date               GAIN
   ---------------------           -------          --------          -------       --------------         ----
Category (iii)--Series of security transactions in excess of 5 percent of plan assets

Bank of America Short-Term
 Investment Fund*:
  43 sales                       $ 6,774,211       $        --      $ 6,774,211      $ 6,774,211          $     --
  67 purchases                            --         6,792,072        6,792,072        6,792,072
William Blair Growth Fund:
  10 sales                           439,280                --          351,493          439,280            87,787
  33 purchases                            --        11,869,794       11,869,794       11,869,794                --

Masterworks Asset
 Allocation Fund:
  13 sales                         1,568,860                --        1,324,109        1,568,860           244,751
  42 purchases                            --         5,914,620        5,914,620        5,914,620                --

Employee Benefit GIC Fund:
  33 sales                        10,175,334                --        9,645,738       10,175,334           529,596
  30 purchases                            --         9,725,631        9,725,631        9,725,631                --

Kohl's Corporation Common
 Stock:*
  5 sales                             99,108                --           70,278           99,108            28,830
  22 purchases                            --         4,528,089        4,528,089        4,528,089                --

Bank of America Short-Term
 Investment Fund *
 Sweep:
  161 sales                        9,998,999                --        9,998,999        9,998,999                --
  177 purchases                           --         9,986,319        9,986,319        9,986,319                --


-------------
The above transactions were made at the current value on the transaction date.

There were no category (i), (ii) or (iv) transactions during the year.

*represents a party-in-interest to the Plan.


                                                                              11